Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made and entered into as of January 31st, 2024, by and among Ostin Technology Group Co., Ltd., a Cayman Islands exempted company (the “Company”) and MIDEA INTERNATIONAL CO., LIMITED, a Hong Kong company (the “Purchaser”). Terms used but not otherwise defined herein shall have the meanings assigned to them in that certain Subscription Agreement dated as of January 31st, 2024 (the “Subscription Agreement”) by and among the Company and the Purchaser.

RECITALS

WHEREAS, the Company and the Purchaser are parties to the Subscription Agreement, pursuant to which the Company will issue and sell, and the Purchaser will purchase 2,800,000 Ordinary Shares of the Company, par value US$0.0001 per share (the “Purchased Shares”), subject to the terms and conditions thereof; and

WHEREAS, in connection with the consummation of the transaction contemplated by the Subscription Agreement and pursuant to the terms of the Subscription Agreement, the parties hereto desire to enter into this Agreement in order to grant certain registration rights to the Purchaser as set forth below.

NOW, THEREFORE, in consideration of the foregoing premises, mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

1.	Definitions

As used in this Agreement, the following terms shall have the following meanings:

(a)	“Agreement” has the meaning set forth in the preamble.

(b)	“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

(c)	“Ordinary Shares” means the ordinary shares issued by the Company; par value US$0.0001 per share.

(d)	“Company” has the meaning set forth in the preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

(e)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(f)	“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(g)	“Subscription Agreement” has the meaning set forth in the preamble.

(h)	“Rule 144” means Rule 144 under the Securities Act or any successor rule thereto.

(i)	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(j)	“Registrable Securities” means the Purchased Shares and additional Ordinary Shares obtained by the Purchaser through (i) any stock split, stock dividend or any similar issuance in respect of the Purchased Shares and (ii) any permitted acquisition of additional Ordinary Shares by the Purchaser pursuant to the provisions of the Subscription Agreement.

Notwithstanding the foregoing, “Registrable Securities” shall exclude any Registrable Securities sold by a person in a transaction in which rights under this Agreement are not expressly assigned in accordance with this Agreement, or any Registrable Securities sold in a public offering, whether sold pursuant to the Securities Act, or in a registered offering, or otherwise.

(k)	The number of “the Outstanding Registrable Securities” means the number of Ordinary Shares held by the Holders which are Registrable Securities.

(l)	“Holders” means the Purchaser, and any permitted assignee of the Registrable Securities to whom rights under this Agreement have been duly assigned in accordance with this Agreement.

(m)	“Form F-3” means any such form under the Securities Act being in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission. Such form permits the inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

2.	Demand Registration

(a)	Request by Holders.

Subject to Section 9 of this Agreement, if the Company shall receive a written request from the Holders that the Company file a registration statement under the Securities Act (other than on Form F-3) covering the registration of all or a portion of the Registrable Securities pursuant to this Section 2, then the Company shall, within ten (10) Business Days of the receipt of such written request, give written notice of such request (“Request Notice”) to the Holders, and use its commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered and included in such registration by written notice given by the Holders to the Company within ten (10) days after receipt of the Request Notice, subject only to the limitations set forth in this Section 2.

(b)	Underwritten offering.

If the Holder initiating the registration request under this Section 2 (“Initiating Holder”) intends to distribute the Registrable Securities covered by its request by means of an underwritten offering, then it shall so advise the Company as a part of its request made pursuant to this Section 2 and the Company shall include such information in the Request Notice. In such an event, the right of the Holders to include their Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by such Holders) to the extent provided herein. The Holders proposing to distribute their Registrable Securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 2, if the underwriter advises the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise the Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwritten offering shall be reduced as required by the underwriter and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of the Registrable Securities then outstanding held by the Holders requesting registration (including the Initiating Holder); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities (other than Registrable Securities) the right of the underwriter to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded. If any Holders disapproves of the terms of any such underwriting, such Holders may elect to withdraw therefrom by written notice to the Company and the underwriter, which notice shall be delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)	Maximum Number of Demand Registrations

The Company shall not be obligated to effect more than three (3) such demand registration requested by the Initiating Holder pursuant to this Section 2; provided, that a registration requested pursuant to this Section 2 shall not be deemed to have been effected for purposes of this Section 2(c) unless (i) it has been declared effective by the Commission, (ii) it has remained effective for the period set forth in Section 5(a), and (iii) the offering of Registrable Securities pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the Commission (other than any such stop order, injunction, or other requirement of the Commission prompted by act or omission of the Holders of Registrable Securities).

(d)	Deferral

Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting registration pursuant to this Section 2, a certificate signed by a director of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the Initiating Holder; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further, that the Company shall not register any other Ordinary Shares during such deferral period. A demand right shall not be deemed to have been exercised until such deferred registration shall have been effected.

(e)	Expenses

All expenses incurred in connection with any registration, pursuant to this Section 2, including without limitation all federal and “blue sky” registration, filing and qualification fees, printer’s and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company. The Holders participating in a registration pursuant to this Section 2 shall bear its proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions, or other amounts payable to underwriters or brokers (if any), and the Holders’ legal fees, in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding began pursuant to this Section 2 if the registration request is subsequently withdrawn at the request of the Holders of the Registrable Securities to be registered, unless the Holders of the Outstanding Registrable Securities agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to Section 2; provided, further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 2.

3.	Piggyback Registrations

(a)	Notify the Holders

Subject to Section 9 of this Agreement, the Company shall notify the Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company and shall afford the Holders an opportunity to include in such registration statement all or any part of the Registrable Securities then held by the Holders. The Holders desiring to include in any such registration statement all or any part of the Registrable Securities held by the Holders shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holders wishes to include in such registration statement. If the Holders decide not to include all of their Registrable Securities in any registration statement thereafter filed by the Company, the Holders shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of their securities, all upon the terms and conditions set forth herein.

(b)	Underwritten offering.

If a registration statement under which the Company gives notice under this Section 3 is for an underwritten offering, then the Company shall so advise the Holders. In such event, the right of the Holders’ Registrable Securities to be included in a registration pursuant to this Section 3 shall be conditioned upon the Holders’ participation in such underwritten offering and the inclusion of the Holders’ Registrable Securities in the underwriting to the extent provided herein. The Holders proposing to distribute their Registrable Securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter may exclude shares from the registration and the underwritten offering and the number of shares that may be included in the registration and the underwritten offering shall be allocated, first to the Company, and second, to the Holders of other securities of the Company; provided, however, that the right of the underwriter to exclude Ordinary Shares (including Registrable Securities) from the registration and underwritten offering as described above shall be restricted so that all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwritten offering before any Registrable Securities are so excluded. If any Holders disapproves of the terms of any such underwriting, such Holders may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)	Expenses

All expenses incurred in connection with a registration pursuant to this Section 3 (excluding underwriters’ and brokers’ discounts and commissions relating to shares sold by the Holders and legal-fees of counsel for the Holders), including, without limitation all federal and “blue sky” registration, filing and qualification fees, printer’s and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

(d)	Not Demand Registration

Registration pursuant to this Section 3 shall not be deemed to be a demand registration as described in Section 2 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 3.

4.	Form F-3 Registration

(a)	Notice and Registration

Subject to Section 9 of this Agreement, in case the Company shall, at any time, receive from any Holder or Holders of a majority of all the Outstanding Registrable Securities a written request that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holders, then the Company will: (i) promptly give written notice of the proposed registration and the Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and (ii) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 4(a)(i) above.

(b)	Expenses

The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 4 (excluding underwriters’ or brokers’ discounts and commissions relating to shares sold by the Holders and legal fees of counsel for the Holders), including without limitation federal and “blue sky” registration, filing and qualification fees, printer’s and accounting fees, and fees and disbursements of counsel for the Company.

(c)	Deferral

Notwithstanding the foregoing, if the Holders of a majority of the Outstanding Registrable Securities request the filing of a registration statement pursuant to this Section 4 and the Company furnishes to such Holders a certificate signed by a director of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

(d)	Not Demand Registration

Form F-3 registrations pursuant to this Section 4 shall not be deemed to be demand registrations as described in Section 2 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 4.

5.	Obligations of the Company

Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

(a)	Registration Statement

prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and keep such registration statement effective for a period of time required for the disposition of such Registrable Securities by the Holders thereof, provided, however, that the Company shall not be required to keep any such registration statement effective for more than ninety (90) days;

(b)	Amendments and Supplements

prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(c)	Prospectuses

furnish to the Holders such number of conformed copies of the applicable registration statement and each such amendment and supplement thereto (including in each case all exhibits), and copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(d)	Blue Sky

use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)	Underwriting

in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter of such offering. If the Holders participating in such underwriting, it shall also enter into and perform its obligations under such an agreement;

(f)	Notification

notify the Holders of Registrable Securities covered by such registration statement at any time (i) when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, (ii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose, (iii) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Ordinary Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (iv) of any request by the Commission for amendments or supplements to such Registration Statement or the prospectus included therein or for additional information;

(g)	Post-Effective Amendments

upon the occurrence of any event contemplated by Section 5(f)(i) above, promptly prepare a post-effective amendment to such registration statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to the Holders, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with Section 5(f)(i) above to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then the Holders shall suspend use of such prospectus and use their reasonable efforts to return to the Company all copies of such prospectus (at the Company’s expense) other than permanent file copies then in such Holders’ possession, and the period of effectiveness of such registration statement provided for above shall be extended by the number of days from and including the date of the giving of such notice to the date Holders shall have received such amended or supplemented prospectus pursuant to this Section 5(g);

(h)	Opinion and Comfort Letter

furnish, at the request of the Holders requesting registration of Registrable Securities, on the date that such Registrable Securities is delivered to the underwriter for sale, if such securities are being sold through underwriter, or, if such securities are not being sold through underwriter, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriter in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriter, if any, and to the Holders requesting registration of Registrable Securities and (ii) a “comfort” letter dated as of such date, from the independent certified auditors of the Company, in form and substance as is customarily given by independent certified auditors to underwriter in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriter, if any, and to the Holders requesting registration of Registrable Securities;

(i)	Compliance with Securities Law

otherwise use its reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to the Company’s security Holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the registration statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(j)	Listing Applications

use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are listed, provided that the applicable listing requirement are satisfied;

(k)	Company Disclosure

make reasonably available for inspection by the single representative of the Holders, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by such representative or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company and cause the Company’s officers, directors and employees to supply all relevant information reasonably requested by such representative or any such underwriter, attorney, accountant or agent in connection with the registration; and

(l)	Transfer Agent

use reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities, including with respect to the transfer of physical stock certificates into book-entry form in accordance with any procedures reasonably requested by the Holders or the underwriter.

6.	Furnish Information

It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2, 3 or 4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

7.	Indemnification

In the event any Registrable Securities are included in a registration statement under Section 2, 3 or 4:

(a)	By the Company

To the extent permitted by applicable law, the Company will, with respect to any Registrable Securities covered by a registration statement, or as to which registration, qualification or compliance under applicable “blue sky” laws has been effected pursuant to this Agreement, indemnify and hold harmless the Holders, the Holders’ officers, directors, partners, managers, shareholders, accountants, attorneys, agents and employees, and each Person, if any, controlling such Holders within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(i)	any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(ii)	the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

(iii)	any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holders, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in Section 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holders, partner, officer, director, underwriter or controlling person of such Holders.

(b)	By Holders

To the extent permitted by law, each Holders will, if Registrable Securities held by such Holders are included in the securities as to which registration or qualification or compliance under applicable “blue sky” laws is being effected, indemnify, severally and not jointly with any other Holders of Registrable Securities, the Company, each of its officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees, each Person who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the “Holders Indemnified Parties”), against any losses, claims, damages or liabilities (joint or several) to Holders Indemnifier Parties, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holders expressly for use in connection with such registration; and each such Holders will reimburse any legal or other expenses reasonably incurred by the Holders Indemnified Parties in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this paragraph 7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holders, which consent shall not be unreasonably withheld; and provided, further, that the total amounts payable in indemnity by a Holders under this paragraph 7(b) in respect of any Violation shall not exceed the net proceeds received by such Holders in the registered offering out of which such Violation arises.

(c)	Contribution

If the indemnification provided for in this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. If the allocation provided in this paragraph (c) is not permitted by applicable law, the parties shall contribute based upon the relevant benefits received by the Company from the initial offering of the Registrable Securities on the one hand and the net proceeds received by the Holders from the sale of the Registrable Securities on the other.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person (as defined in the Exchange Act) guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(d)	Notification

Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 7 to the extent the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnified party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 7.

(e)	Survival

The obligations of the Company and the Holders under this Section 7 shall survive until the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

8.	No Registration Rights to Third Parties

Without the prior written consent of the Holders of a majority in interest of the Outstanding Registrable Securities, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, “piggyback” or Form F-3 registration rights described in this Agreement, or otherwise) relating to shares or any other voting securities of the Company, other than rights that are subordinate in right to the Holders.

9.	Exercise of Registration Rights by the Holders

Prior to the date that is forty-five (45) days after the date of the First Closing, the Company shall have no obligations pursuant to Sections 2, 3 and 4 of this Agreement with respect to any Registrable Securities proposed to be sold by a Holders in a registration statement pursuant to Section 2, 3 or 4.

10.	Assignment

The registration rights under this Agreement may be assigned by any Holders; provided however that:

(a)	no party may be assigned any of such rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and

(b)	any such assignee shall receive such assigned rights subject to the terms and conditions of this Agreement, including without limitation the provisions in this Section 10.

11.	Reports Under the Exchange Act

With a view to making available to the Holders the benefits of Rule 144, the Company agrees to, for as long as a Holders owns Registrable Securities, the Company will use its commercially reasonable efforts to:

(a)	make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the date hereof;

(b)	file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c)	furnish to any Holders, so long as the Holders owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission that permits the selling of any such securities without registration or pursuant to such form.

12.	Termination of the Company’s Obligations

The Company shall have no obligations pursuant to Sections 2, 3 and 4 with respect to any Registrable Securities proposed to be sold by a Holders in a registration pursuant to Section 2, 3 or 4 (i) at such date after the date hereof at which such Holders, (A) can sell all shares held by it in compliance with Rule 144(k) or (B) holds one percent (1%) or less of the Company’s Outstanding Ordinary Shares and all Registrable Securities held by such Holders (together with any affiliate of the Holders with whom such Holders must aggregate their sales under Rule 144) can be sold in any three (3) month period without registration in compliance with Rule 144. In addition, the Company shall have no obligations pursuant to Sections 2 and 4 hereof from and after such time as the Holders in the aggregate beneficially own, directly or indirectly, less than twenty-five percent (25%) in number of the Purchased Shares.

13.	Term and Amendment

(a)	Term

This Agreement shall become effective immediately at the First Closing, and may be terminated at any time with the written consent of the Holders of a majority of the Registrable Securities then outstanding and entitled to the registration rights set forth in this Agreement.

(b)	Amendment

Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holders of a majority of the Registrable Securities then outstanding and entitled to the registration rights set forth in this Agreement. Any amendment or waiver effected in accordance with this Section 13 shall be binding upon all parties hereto.

14.	Severability

If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

15.	Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties in connection with the subject matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements, or undertakings relating thereto whether oral, written or otherwise and no party hereto has relied or is entitled to rely on any such proposals, representations, warranties, agreements or undertakings.

16.	Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

17.	Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, each of which, when so executed and delivered, shall be an original but all the counterparts shall together constitute one and the same instrument.

18.	Notices and Other Communication

Any notice or other communication to be given under this Agreement shall be in writing and may be sent by post or delivered by hand or given by courier to the address from time to time designated and the initial address so designated by each party being set out in Schedule 1 attached hereto. Any such notice or communication shall be sent to the party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. If so delivered by hand such notice or communication shall be deemed received on the date of dispatch and if so sent by post shall be deemed received three (3) Business Days after the date of dispatch (in the case of local mail) and five (5) Business Days after the date of dispatch (in the case of overseas registered/certified mail).

19.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of State of New York, U.S.A. applicable to contracts executed in and to be performed within that State, regardless of the laws that might otherwise govern under any applicable conflict ow laws principles.

Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the New York courts.

20.	Aggregation of Shares

All Ordinary Shares held or acquired by affiliated entities or persons of the Purchaser shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(Signature Page to Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Authorized Signatory

PURCHASER

By:	/s/ Ruping Wang
Name:	Ruping Wang
Title:	Authorized Signatory

[SIGNATURE PAGE TO THE REGISTRATION RIGHTS AGREEMENT]

SCHEDULE 1

ADDRESSES FOR NOTIFICATION

1.	Name :	Ostin Technology Group Co., Ltd.,
	Address:	1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046

	Attention:	Kai Lv
	Email:	lvkai@austinelec.com

2.	Name:	MIDEA INTERNATIONAL CO., LIMITED
	Address:	UNIT 2, LG 1, MIRROR TOWER 61 MODY ROAD, TSIM SHA TSUI, KOWLOON

	Attention:	Ruping Wang
	Email:	13952095903@139.com